NOVAWEST RESOURCES INC.

Suite 1000, The Marine Building, 355 Burrard Street, Vancouver, British Columbia, Canada V6C 2G8
Phone: (604) 683-8990 or Toll Free: 1-800-663-8990 Fax: (604) 574-5139
Website: www.novawest.com E-Mail: novawest@novawest.com

For Immediate Release

$105,000 PRIVATE PLACEMENT

TSX Venture Exchange Listed – Symbol "NVE"
Frankfurt Exchange Listed – Symbol "NWM"
Website – http://www.novawest.com

S.E.C. Exemption 12(g)3-2(b)
File No. 82-3822
Standard & Poors Listed
Dun & Bradstreet Listed

December 23, 2003

NovaWest Resources Inc. (the "Company") Symbol "NVE" on the TSX Venture Exchange and "NWM" on the Frankfurt Exchange announces that the Company has arranged a non-brokered Private Placement, subject to regulatory approval, through the issuance of 350,000 units at a price of $0.30 per unit. Each unit consists of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company for a period of eighteen months at a price of $0.35 per share. The shares issued will be subject to a four-month hold period per TSX Venture Exchange policy. The warrants will expire on May 5, 2005. A finder's fee will apply in this transaction in accordance with the policies of the TSX Venture Exchange. Proceeds of the private placement will be added to working capital. All terms are subject to the approval of the TSX Venture Exchange.

Novawest invites the public to visit its website at http://www.novawest.com or e-mail us at novawest@novawest.com to be added to the Company's e-mail list for press releases and updates.

ON BEHALF OF THE BOARD OF DIRECTORS OF NOVAWEST RESOURCES INC.

"Patrick D. O'Brien"
Patrick D. O'Brien – Chairman

THE TSX VENTURE EXCHANGE AND THE FRANKFURT STOCK EXCHANGE HAVE NOT REVIEWED AND DO NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.